AUTONOMY ANNOUNCES COMPLETION OF ACQUISITION OF VIRAGE

Virage a Wholly-Owned Subsidiary of Autonomy

CAMBRIDGE, UK and SAN MATEO, CA – September 3, 2003 – Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.; Nasdaq Europe: AUTN), a leading provider of infrastructure software for the enterprise, and Virage, Inc. (Nasdaq-SCM: VRGE), a leading provider of video and rich media communication software, today announced the completion of Autonomy’s acquisition of Virage.

“The successful completion of the acquisition reinforces Autonomy’s Intelligent Data Operating Layer (IDOL) as the key infrastructure for the automated management of all forms of unstructured information,” said Dr. Mike Lynch, CEO of Autonomy.  Dr. Lynch continued, “With Autonomy’s technology already fully embedded at the core of the Virage products and the corporate integration on track, we believe that Virage will be better able to take advantage of its clear leadership position and new and existing Autonomy and Virage customers should soon gain access to the world’s leading technology.”

“This transaction has enabled Virage to quickly enhance our product offering and to streamline our operations to enable us to extend our leadership position in the video software market” said Paul G. Lego, Virage Chairman and CEO.

As a result of the merger, which was completed on September 2, 2003, each outstanding share of Virage common stock (other than shares for which appraisal is sought under applicable law) has been converted into the right to receive $1.10 per share in cash.  Continental Stock Transfer & Trust Company, the paying agent for the merger plans within the coming week to mail transmittal materials to Virage shareholders as of the merger date.  Virage shareholders should not submit share certificates unless accompanied by these transmittal materials.

About Autonomy

Autonomy Corporation plc (Nasdaq: AUTN; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise.  Autonomy's technology powers applications dependent upon unstructured information including customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 600 global organizations including AstraZeneca, BAE Systems, Ford, Ericsson, 3, the BBC, RoyalSunAlliance, Sun Microsystems and public sector agencies including the US Department of Defense, NASA and the US Department of Energy, as well as the UK Government's Department of Trade and Industry and numerous agencies responsible for homeland security related functions.  Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Vignette, EDS and Sybase.  The company has offices worldwide and is on the Web at www.autonomy.com.

About Virage

Established in 1995, Virage (Nasdaq-SCM: VRGE) is a leading provider of video and rich media communication software for video production, Internet publishing and webcasting.  Virage builds integrated rich media business solutions for corporations, media and entertainment companies, universities and government agencies worldwide.  Virage solutions include VS ProductionTM for streamlining of professional video workflow, VS PublishingTM for developing content into compelling Internet programming and VS WebcastingTM for planning and producing interactive, live and on-demand webcasts.  The company has more than 400 customers and more than 125 partners.  Virage customers include Cisco Systems, Empire Blue Cross Blue Shield, Harvard University, NASCAR, Oracle Corporation, Pfizer, the United States Senate, Xerox and many more.  Headquartered in San Mateo, California, Virage has offices throughout the United States and Europe.  For more information about the company, its products, and customers, please visit www.virage.com.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties concerning Autonomy's acquisition of Virage, Autonomy's expected financial performance (including without limitation as described in the quotations from management in this press release), as well as Autonomy's strategic and operational plans.  Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties.  The potential risks and uncertainties include, among others, the reaction of customers of Autonomy and Virage to the transaction; Autonomy's ability to successfully integrate Virage's operations and employees; Virage’s cash usage through September 30, 2003; and general economic conditions.  More information about potential factors that could affect Autonomy's business and financial results is included in Autonomy's Annual Report on Form 20-F for the year ended December 31, 2002, including (without limitation) under the captions, "Risk Factors" and " Operating and Financial Review and Prospects," which is on file with the United States Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov.  Information regarding conditions to the closing of the transaction will be set forth in a proxy statement that will be filed by Virage with the SEC.

CONTACTS:

Media Contacts:	Analyst and Investor Contacts:
Ian Black, Director of Corporate Comms. Autonomy +44 (0)1223 448 000	Sushovan Hussain, Chief Financial Officer Autonomy +44 (0)1223 448 000
Kris Marubio, VP - Marketing Autonomy +1 415 243-9955	Scott Fulton/Edward Bridges Financial Dynamics +44 (0)20 7831 3113
Amy Lee Virage +1 650 581-8596 pr@virage.com	Monica Wilson Virage +1 650 581-8094 ir@virage.com

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